SEC FILE NUMBER 333- 176752

CUSIP NUMBER 68275Y 100

(Check One):

o Form 10-K  o Form 20-F o Form 11-K x Form 10-Q o Form N-SAR

For Period Ended: March 31, 2015

o Transition Report on Form 10-K

o Transition Report on Form 20-F

o Transition Report on Form 11-K

o Transition Report on Form 10-Q

o Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________________________________________________

PART I -- REGISTRANT INFORMATION

Full Name of Registrant
ONLINE - REDEFINED, INC.

Former Name if Applicable

NA

Address of Principal Executive Office

(Street and Number) 1347 North.Stanley Avenue - #4

City, State and Zip Code Los Angeles, California 90046

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

x (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

x (b) The subject annual report, semi-annual report or transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K and 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period. Certain information to be reported in the Form 10-KSB was not available by the filing date.

The Registrant’s limited staff and resources precluded completion of the report within the prescribed time period without undue effort and expense.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Frank J Hariton                        (914)                                              674-4373
-------------------------------   ---------------------                            ----------------
(Name)                                  (Area Code)                                    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). x Yes o No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? o Yes x No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ONLINE – REDEFINED, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:           May 15, 2015

By: /s/ Dan Faiman
           Dan Faiman, President and CEO